

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)
(Website : www.klk.com.my)

BY COURIER

Our Ref : KLK/SE


03024807

18 July 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
15 July 2003	Listed Companies Crop – June 2003
16 July 2003	Change of Name of Subsidiary – Selbourne Food Services Sdn Bhd
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
2 July 2003	Employees Provident Fund Board
2 July 2003	Permodalan Nasional Berhad
2 July 2003	Yayasan Pelaburan Bumiputra
3 July 2003	Employees Provident Fund Board
3 July 2003	Permodalan Nasional Berhad
3 July 2003	Yayasan Pelaburan Bumiputra
5 July 2003	Dato' Lee Oi Hian
5 July 2003	Dato' Lee Hau Hian
5 July 2003	Dato' Lee Soon Hian
5 July 2003	Di-Yi Sdn Bhd
5 July 2003	Elionai Sdn Bhd
5 July 2003	High Quest Holdings Sdn Bhd
5 July 2003	Wan Hin Investments Sdn Bhd & Group
5 July 2003	Permodalan Nasional Berhad
5 July 2003	Yayasan Pelaburan Bumiputra
8 July 2003	Employees Provident Fund Board
10 July 2003	Employees Provident Fund Board
11 July 2003	Employees Provident Fund Board
16 July 2003	Employees Provident Fund Board

dlw 7/25

DATE	TITLE
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
5 July 2003	Dato' Lee Oi Hian
5 July 2003	Dato' Lee Hau Hian
5 July 2003	Dato' Lee Soon Hian

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD



[Fan Chee Kum]
Company Secretary

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo

sh/adr/june03



Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 16/07/2003 03:01:58 PM
Reference No KL-030716-5F6D5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
CHANGE OF NAME OF SUBSIDIARY
TO SELBOURNE FOOD SERVICES SDN. BHD.

* **Contents :-**

We wish to inform that Wigan Corporation Sdn Bhd, a wholly-owned subsidiary of KLK has changed its name to **"Selbourne Food Services Sdn. Bhd."** Official notification of the change was received from the Companies Commission of Malaysia on 16th July 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **15-07-2003 11:09:08 AM**
Reference No **KL-030715-1C94F**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
June 2003

* **Contents :-**

We submit below the crop figures for the month of **June 2003:-**

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2002		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	171,955	176,890	144,859
Rubber (kg)	2,772,823	1,996,560	2,036,290

	2003								
	Jan	Feb	Mar	Apr	May	**Jun**	Jul	Aug	Sep
Oil Palm (FFB) (mt)	141,228	110,845	159,192	159,836	165,863	**166,184**			
Rubber (kg)	2,281,312	2,369,233	1,766,346	936,927	1,282,665	**1,819,347**			

/gcs



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/07/2003 04:24:03 PM**
Reference No **KL-030702-A6E77**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/06/2003**	* **100,000**	
Acquired	**24/06/2003**	**19,000**	
Disposed	**23/06/2003**	**179,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **36,870,400**
Direct (%) : **5.19**
Indirect/deemed interest (units) :

	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	**36,870,400**
*	Date of notice	:	**24/06/2003**
	Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02/07/2003 04:24:19 PM
Reference No KL-030702-A7A39

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 25/06/2003	* 104,000	

*	Circumstances by reason of which change has occurred	: **Purchase of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **57,518,400**
	Direct (%)	: **8.1**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : **57,518,400**

* Date of notice : **25/06/2003**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02/07/2003 04:24:30 PM
Reference No KL-030702-A7A3A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **25/06/2003**	* **104,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

	Indirect/deemed interest (units)	:	**57,518,400**
	Indirect/deemed interest (%)	:	**8.1**
*	**Total no of securities after change**	:	**57,518,400**
*	Date of notice	:	**25/06/2003**
	Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03/07/2003 03:54:28 PM
Reference No KL-030703-A266F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 25/06/2003	* 100,000	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **36,770,400**
Direct (%) : **5.18**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : 36,770,400

* Date of notice : 26/06/2003

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on 03/07/2003 03:54:54 PM
Reference No KL-030703-A3121

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 26/06/2003	* 43,000	

* Circumstances by reason of which change has occurred : **Purchase of shares**
* Nature of interest : **Direct**

Direct (units) : **57,561,400**
Direct (%) : **8.11**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **57,561,400**

* Date of notice : **26/06/2003**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **03/07/2003 03:55:08 PM**
Reference No **KL-030703-A3122**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **26/06/2003**	* **43,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units) : **57,561,400**
Indirect/deemed interest (%) : **8.11**
* **Total no of securities after change** : **57,561,400**

* Date of notice : **26/06/2003** [16]

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/07/2003 09:10:09 AM
Reference No KL-030705-4F89C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder
* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/06/2003	* 78,500	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **329,227,600**
Indirect/deemed interest (%) : **46.37**

*	**Total no of securities after change**	: 329,275,600
*	Date of notice	: **03/07/2003**
	Remarks **sh**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **05/07/2003 09:10:10 AM**
Reference No **KL-030705-4F89D**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2003**	* **78,500**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **329,227,600**
Indirect/deemed interest (%) : **46.37**

* **Total no of securities after change** : **329,283,100**

* Date of notice : **03/07/2003** [16]

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/07/2003 09:10:11 AM
Reference No KL-030705-4F89E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/06/2003	* 78,500	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **329,227,600**
Indirect/deemed interest (%) : **46.37**

* **Total no of securities after change** : **329,227,600**

* Date of notice : **03/07/2003**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/07/2003 09:10:07 AM
Reference No KL-030705-4F898

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2003**	* **78,500**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **329,227,600**

	Indirect/deemed interest (%)	: **46.37**
*	**Total no of securities after change**	: 329,227,600
*	Date of notice	: **03/07/2003**
	Remarks	:

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/07/2003 09:10:08 AM
Reference No KL-030705-4F899

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Elionai Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **176000-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2003**	* **78,500**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **329,227,600**

	Indirect/deemed interest (%)	:	**46.37**
*	**Total no of securities after change**	:	**329,227,600**
*	Date of notice	:	**03/07/2003**
	Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/07/2003 09:10:08 AM
Reference No KL-030705-4F89A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2003**	* **78,500**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**329,227,600**

	Indirect/deemed interest (%)	: 46.37
*	**Total no of securities after change**	: 329,227,600
*	Date of notice	: **03/07/2003**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/07/2003 09:10:09 AM
Reference No KL-030705-4F89B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Wan Hin Investments Sdn Bhd & Group**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **3117-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
No. 39 Persiaran Zarib 1, Taman Pinji Mewah,
31500 Lahat, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2003**	* **78,500**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **3,750,000**
	Direct (%)	: **0.53**
	Indirect/deemed interest (units)	: **325,477,600**

	Indirect/deemed interest (%)	:	**45.84**
*	**Total no of securities after change**	:	329,227,600
*	Date of notice	:	**03/07/2003**
	Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **05/07/2003 09:10:02 AM**
Reference No **KL-030705-4B9A8**

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J. C. Lim**
*	Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

*	Name	:	**Permodalan Nasional Berhad**
*	Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	:	**38218-X**
*	Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2003**	* **129,000**	

*	Circumstances by reason of which change has occurred	:	**Purchase of shares**
*	Nature of interest	:	**Direct**
	Direct (units)	:	**57,690,400**
	Direct (%)	:	**8.13**
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	

*	**Total no of securities after change**	:	**57,690,400**
*	Date of notice	:	**27/06/2003**
	Remarks	:	



/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/07/2003 09:10:04 AM
Reference No KL-030705-4B9A9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2003**	* **129,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

	Indirect/deemed interest (units)	:	**57,690,400**
	Indirect/deemed interest (%)	:	**8.13**
*	**Total no of securities after change**	:	**57,690,400**
*	Date of notice	:	**27/06/2003**
	Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08/07/2003 12:35:37 PM
Reference No KL-030708-91DDB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **30/06/2003**	* **100,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **36,670,400**
Direct (%) : **5.17**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **36,670,400**

* Date of notice : **30/06/2003**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **10/07/2003 11:40:25 AM**
Reference No **KL-030710-406C7**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder : **as above**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **01/07/2003**	* **50,000**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **36,620,400**
Direct (%) : **5.16**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **36,620,400**

* Date of notice : **02/07/2003**



Remarks :
fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/07/2003 03:35:59 PM**
Reference No **KL-030711-9BCA9**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder **as above**	:

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **03/07/2003**	* **10,600**	
Disposed	**04/07/2003**	**30,000**	
Disposed	**03/07/2003**	**300,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **36,279,800**
	Direct (%)	: **5.11**
	Indirect/deemed interest (units)	:



Indirect/deemed interest (%) :

* **Total no of securities after change** : **36,279,800**

* Date of notice : **04/07/2003**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 16/07/2003 03:52:08 PM
Reference No KL-030716-A59F1

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 07/07/2003	* 180,000	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **36,099,800**
Direct (%) : **5.08**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **36,099,800**

* Date of notice : **08/07/2003**

Remarks :
fsc

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **05/07/2003 09:10:06 AM**
Reference No **KL-030705-4F897**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30250 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/06/2003	* 78,500	6.000

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **329,227,600**
Indirect/deemed interest (%) : **46.37**
* Date of notice : **03/07/2003**

Remarks :

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **05/07/2003 09:10:06 AM**
Reference No **KL-030705-4F896**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2003**	* **78,500**	**6.000**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **329,227,600**
Indirect/deemed interest (%) : **46.37**
* Date of notice : **03/07/2003**

Remarks :

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **05/07/2003 09:10:05 AM**
Reference No **KL-030705-4F895**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2003**	* **78,500**	**6.000**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**329,227,600**
Indirect/deemed interest (%)	:	**46.37**
* Date of notice	:	**03/07/2003**
Remarks	:	